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                                                                    EXHIBIT 99.3


1.1 The Companies hereby establish a new bonus plan whereby Mr. Bourque will be paid the gross total amount of US$600,000 payable in six (6) equal installments of US$100,000 on the last day of each fiscal quarter, beginning on April 30, 2001, for six (6) consecutive quarters provided that Mr. Bourque has not resigned from or been terminated for just cause by Nordx/CDT Inc., as defined in section 5 of Mr. Bourque's Employment Agreement, prior to the date of such payment.

1.2 The parties hereby agree that all the payments shall be made in Canadian legal currency equivalent to US$100,000 converted in Canadian legal currency based on the applicable conversion rate (noon rate) at the time of the payment.

1.3 All the amounts mentioned in this Agreement will be subject to all the applicable payroll deductions.

1.4 If one or all of the Companies or a significant part thereof is sold, the unpaid portion of the above mentioned bonus shall become due and payable in a lump sum, within fifteen (15) days following the sale provided that Mr. Bourque has not resigned from or been terminated for just cause as defined in section 5 of Mr. Bourque's Employment Agreement by Nordx/CDT Inc. prior to the date of such sale.

1.5 In the event of the termination of the employment of Mr. Bourque by Nordx/CDT Inc. without just cause as defined in section 5 of Mr. Bourque's Employment Agreement, a copy of which is attached hereto as Schedule "A", the unpaid portion of the above mentioned bonus shall become due and payable in a lump sum, within fifteen (15) days following the day of the said termination.

1.6 In the event the employment of Mr. Bourque was to be terminated for just cause, as defined in section 5 of Mr. Bourque's Employment Agreement, a copy of which is attached hereto as Schedule "A", or in the event of his resignation, no further payments under the bonus plan would be made.

1.7 In the event of Mr. Bourque's death, the unpaid portion of the above mentioned bonus shall become payable in a lump sum to his successors and assigns within fifteen (15) days of the notification of his death.